UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of October, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

notification of major interests in shares 1. Identity of the issuer or the underlying issuer of IONA TECHNOLOGIES PLC existing shares to which voting rights are attached: 2. Reason for the notification (please tick the appropriate box or boxes) An acquisition or disposal of voting rights An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached An event changing the breakdown of voting rights Other (please specify): New Exemption Trading Book DTR 5.1.3 (4) 3. Full name of person(s) subject to the notification The Goldman Sachs Group, Inc. obligation: 4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. 5. Date of the transaction (and date on which the 22 OCTOBER 2007 threshold is crossed or reached if different): 6. Date on which issuer notified: 24 OCTOBER 2007 7. Threshold(s) that is/are crossed or reached: 13% 8. Notified details:

A: Voting rights attached to shares Class/type of Situation previous to the Triggering Resulting situation after the triggering transaction shares transaction if possible using the ISIN CODE 1. Number of Shares Number of Voting Number of Number of voting rights ix % of voting rights Rights shares viii 1. 1. 1. Direct Direct [x] Indirect xi Direct Indirect US46206P1093 4,814,452 13.28% 4,428,900 (4,428,900 12.22% (4,814,452 ADRs) ADRs) B: Financial Instruments Resulting situation after the triggering transaction xii Type of financial Expiration date Exercise/ Number of voting % of voting rights instrument xiii Conversion Period/ rights that may be Date acquired if the xiv instrument is exercised/ converted. Total (A+B) Number of voting rights % of voting rights 4,428,900 12.22%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv: The interest in 4,428,900 shares arose from the interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 4,428,900 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”). Proxy Voting: 10. Name of the proxy holder: N/A 11. Number of voting rights proxy holder will cease to hold: N/A 12. Date on which proxy holder will cease to hold voting rights: N/A 13. Additional information: General email contact: shareholderdisclosures@gs.com 14. Contact name: Joanne Wall / Sean Rogers / Alan Cox 15. Contact telephone number: 0207-051-1704 / 0207-552-9205 / 0207-774

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: October 26, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer